UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2015

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.

(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.

(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar

São Paulo, S.P.

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly-Held Company

CNPJ MF 02.558.157/0001-62 - NIRE  35.3.001.5881-4

NOTICE TO THE MARKET

Telefônica Brasil S.A. (“Company”) hereby announces that on this date its controlling company, Telefónica S.A., announced in the markets where its shares are traded a material fact informing that it has signed an agreement with Vivendi S.A., the content of which is reproduced below in the form of free translation.

São Paulo, July 29, 2015.

Alberto Manuel Horcajo Aguirre

Investor Relations Officer

Telefônica Brasil S.A. – Investor Relations

Tel: +55 11 3430-3687

Email: ir.br@telefonica.com

www.telefonica.com.br/ir

TELEFÔNICA BRASIL S.A.

Publicly-Held Company

CNPJ MF 02.558.157/0001-62 - NIRE  35.3.001.5881-4

RAMIRO SÁNCHEZ DE LERÍN GARCÍA-OVIES

General Secretary and

Secretary to the Board of Directors

TELEFÓNICA, S.A.

TELEFÓNICA S.A., (“Telefónica”) pursuant to article 82 of the Spanish Securities Market Act (Ley del Mercado de Valores), hereby reports the following

SIGNIFICANT EVENT

Telefónica has entered today into an agreement with Vivendi, S.A. through which Telefónica has committed to deliver 46.0 million of its treasury shares, representing 0.95% of its share capital, in exchange for 58.4 million preferred shares of Telefonica Brasil, S.A, (received by Vivendi, S.A. in the context of the acquisition of GVT Participaçoes, S.A.) representing approximately 3.5% of the share capital of Telefonica Brasil, S.A.

Under this agreement, Vivendi, S.A. has committed, among other obligations: (i) to refrain from selling the Telefónica shares during specified periods (lock up), and (ii) to comply with certain restrictions that, in case of sale, and once the lock up periods have lapsed, would ensure an orderly sale of such shares.

The execution of this agreement is subject to approval by the Brazilian competition authority (CADE).

Madrid, July, 29, 2015.

SPANISH NATIONAL SECURITIES MARKET COMMISSION

-MADRID-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	July 29, 2015	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director